SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 21, 2019

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew announces change of Chief
Executive Officer

21 October 2019

Smith+Nephew (LSE:SN, NYSE:SNN) today announces that Namal Nawana will step down from the Board and his position as Chief Executive Officer (CEO) by mutual agreement on 31 October 2019 to pursue other opportunities outside of the UK. The Board is pleased to announce that Roland Diggelmann has been appointed as the Company's new CEO and will take on his new responsibilities on 1 November 2019. Namal will be employed and provide advice and assistance to Roland in his new role until 31 December 2019 to help ensure a smooth transition.

Namal has been instrumental in delivering on a critical phase of Smith+Nephew's development, accelerating revenue growth across franchises and geographies as well as improving profitability. The new CEO and senior leadership team will now build on these strong foundations to further drive commercial execution and deliver on the Company's strategic ambitions.

Roland joined Smith+Nephew's Board as a Non-Executive Director in March 2018, since when he has gained deep insight into the Company and its management team. His career has been spent in medical technology, most recently as CEO of Roche Diagnostics, a global business which at the time of his departure in 2018 had turnover of CHF11.5bn ($11.5bn) in over 100 markets and 34,000 employees. Prior to his 11-year career at Roche Diagnostics, Roland spent 12 years in the orthopaedics sector, serving in strategy and leadership roles at Sulzer Orthopedics and Zimmer, now Zimmer Biomet.

As stated at the time of our first half results, we continue to see positive momentum across the business and the Company will announce its Q3 Trading Report, as scheduled, on 31 October 2019.

Roberto Quarta, Chairman of Smith+Nephew, said:

"On behalf of the Board, I am delighted to welcome Roland Diggelmann as Smith+Nephew's incoming CEO. I am certain that Roland's leadership qualities, combined with his excellent track record of delivering results in an innovation-led business, his deep expertise in the medical devices industry, and his knowledge of Smith+Nephew, make him the right person to build on the Company's success into the future.

"During his time with Smith+Nephew, Namal has substantially transformed the business with a new strategy, purpose and culture, and renewed commitment to innovation, returning it to an improved growth trajectory. I would like to thank Namal for his leadership and many contributions to the Company, our employees, customers and stakeholders."

Roland Diggelmann said:

"I am honoured to have been asked to lead Smith+Nephew at an exciting time for the business. As Non-Executive Director I have seen first-hand the strength of the Group's people and its portfolio of leading technologies. I look forward to playing my part in shaping the future of the company and driving the next stage of growth."

Namal Nawana said:

"There is clear momentum behind our strategy laid out last year, underlined by the Company's performance generated by our team during 2019. I am proud to be leaving Smith+Nephew in a strong position for the next phase of its development."

With immediate effect, Roland will cease to be a Non-Executive Director and steps down from the Audit Committee and Culture and Compliance Committee of the Board.

No further disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Listing Authority's Listing Rules in respect of this appointment.

This announcement includes inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014.

The person responsible for arranging the release of this announcement on behalf of Smith+Nephew is Susan Swabey, Company Secretary.

Remuneration

Roland will be paid in accordance with the Remuneration Policy approved by shareholders on 6 April 2017 and as set out in the 2018 Annual Report:
●  He will receive a base salary of CHF1,380,000 per annum.
●  From 1 January 2020, he will have an annual Cash Incentive Plan opportunity of 150% of base salary, annual Equity Incentive Plan opportunity of up to 65% of base salary and Performance Share Plan awards of up to 190% of base salary. He will not be eligible to participate in any Plans in respect of 2019 and will not receive any buy-out award.
●  The Company will pay a pension contribution (or cash in lieu) of 12% of salary per annum.
●  He will receive standard benefits, which are not materially different in nature or value relative to the incumbent CEO.
●  His notice period will be not less than six months from him and not less than 12 months from the Company.

The Board is currently consulting with shareholders on the Remuneration Policy to be submitted to shareholders for approval at the Annual General Meeting in April 2020. Roland's remuneration arrangements will be amended in line with the new Policy, as and when it is approved.

In connection with his departure from the Company on 31 December 2019, Namal will be paid in accordance with the Company's Remuneration Policy and the terms of his service agreement:

●  He will continue to receive his salary, benefits and pension contributions in the normal way up to 31 December 2019.
●  He will receive payments in lieu of his salary, health and dental benefits, car allowance and pension contributions in respect of the balance of his notice period.
●  He will participate in the Cash Incentive Plan and Equity Incentive Plan in respect of the 2019 financial year. Any awards under those plans, which are dependent on performance, will be determined by the Remuneration Committee in February 2020. The Equity Incentive Plan award will vest in equal tranches on the normal vesting dates in 2021, 2022 and 2023.
●  Pursuant to the Plan Rules, his outstanding Equity Incentive Plan award will be preserved and vest on the original vesting dates and his outstanding Performance Share Plan awards will be pro-rated for service and will, subject to the performance conditions being satisfactorily met at the end of the three-year performance period, vest on the original vesting dates. He will be required to retain any vested shares, net of tax, for a further two-year period after the vesting date.

-ENDS-
Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Charis Gresser	+44 (0) 20 7404 5959
Brunswick

About Smith+Nephew
Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 16,000+ employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.9 billion in 2018. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.
©2019 Smith+Nephew. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 21, 2019

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary